

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2014

Via E-mail
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re: Fantex, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 2, 2014**
> **File No. 333-194256**

Dear Mr. French:

We have reviewed your response to our letter dated May 16, 2014 and have the following additional comments.

General

1. We note your response to prior comment 1. With respect to the Regulation M restricted period for Fantex Series EJ Manuel, as described in your response, please provide us your analysis of when five days prior to the pricing of the offering began. We note that in the initial filing on March 3, 2014 you disclosed a price of $10 per share for Fantex Series EJ Manuel. Accordingly, please tell us whether you believe that the restricted period for Regulation M concerning the offering of Fantex Series EJ Manuel began on February 24, 2014 (*i.e.*, five days prior to March 3, 2014). If not, please provide us your analysis of why the restricted period did not begin five days prior to March 3, 2014.

Dividend Policy, page 87

2. You state here that you intend to pay cash dividends equal to an amount in excess of 20% of the available dividend amount for each tracking series. In your road show presentation filed as a free writing prospectus on June 5, 2014, you state that your goal is to pay dividends on the "vast majority" of the cash flow stream generated by the brand contract. Please update your disclosure in this section to be consistent with the additional information about your dividend policy contained in the road show presentation. Please also distinguish between "majority" and "vast majority" in your revised disclosure.

<u>Critical Accounting Policies, page 99</u>

<u>EJ Manuel Estimated Brand Income, page 104</u>

3. Please expand the last sentence of footnote (1) to the table to address performance based bonuses payable under Article 28 of the CBA between the NFL and the NFLPA. Please also revise similar footnotes elsewhere in the prospectus accordingly.

<u>Mohamed Sanu Brand Contract, at Estimated Fair Value, page 110</u>

<u>Mohamed Sanu Career Length, page 111</u>

4. Please describe to us the sample size reduction methodology you used to determine the most comparable wide receivers in projecting Mohamed Sanu's career length and second NFL player contract. Please also provide us with the basis for your belief that this methodology is "statistically valid based on published research."

<u>Mohamed Sanu's Third NFL Player Contract, page 113</u>

5. You state on page 114 that you estimated that Mohamed Sanu would receive a third one-year contract because he would only have one year left of estimated career length. Given this, please discuss why you included contracts of longer than one year in the sample data set in determining the projected total value of Sanu's third NFL player contract.

<u>Additional Bonus Opportunities, page 138</u>

6. Please include a brief description of the bonus opportunity provided by the Performance Based Pool discussed in Article 28 of the CBA.

<u>EJ Manuel NFL Player Contract—Buffalo Bills (the Bills), page 146</u>

7. Please revise footnote (2) to the first table on page 147 to disclose that any performance based bonus payable under Article 28 of the CBA, such as the $49,212 performance bonus earned during the 2013 playing season, has not been included in the table. Please also revise similar footnotes elsewhere in the prospectus accordingly.

<u>Other Brands, page 148</u>

<u>Mohamed Sanu Brand Contract, page 148</u>

8. We note that income payable to Mohamed Sanu through June 30, 2014 pursuant to the endorsement agreement between Mr. Sanu and Nike USA, Inc. will be excluded income under the respective brand contract. We further note that you did not include such contract in the estimated brand income table for Mr. Sanu on page 110. Please clarify

whether the endorsement agreement with Nike USA, Inc. will terminate after June 30, 2014.

Underwriting (Conflicts of Interest), page 193

9. Please include the table required by Item 508(e) of Regulation S-K, including disclosure that 50% of the underwriting discount is payable to Stifel, Nicolaus & Company, Incorporated and an additional 100% of the per share underwriting discount is payable to Merriman Capital, Inc. for each share purchased by an investor referred by Merriman.

The Allocation Process, page 197

10. We note that in the event reservations exceed the number of shares you are offering you will allocate offered shares at your discretion. Please clarify whether you will notify prospective investors that the offering is oversubscribed and of the selected method to allocate offered shares prior to acceptance. Please also clarify whether prospective investors will have the opportunity to withdraw their reservations in the event the offering is oversubscribed and shares are not allocated pro rata.

Notes to Statements of Cash Receipts from Included Contracts – Mohamed Sanu, page SR-MS-4

Note 1. Basis of Presentation, page SR-MS-4

11. We note the disclosure that Mohamed Sanu earned a performance bonus during both the 2012 and 2013 playing seasons pursuant to Article 28 of the CBA. However, it appears you did not include similar disclosure for performance bonuses earned by EJ Manuel, Vernon Davis, and Arian Foster. Please revise, as appropriate.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642, or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Patrick A. Pohlen, Esq.
        Latham & Watkins LLP